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FOR IMMEDIATE RELEASE

Contact:
Steven A. Kahn
The Rottlund Company, Inc.
3065 Centre Pointe Drive
Roseville, MN 55113
(651) 638-0500
www.rottlundhomes.com

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THE ROTTLUND COMPANY, INC. ANNOUNCES SELF-TENDER OFFER

        MINNEAPOLIS, MN—January 22—The Rottlund Company, Inc. (AMEX: RH) announced today that it will commence a self-tender offer to purchase all outstanding shares of its common stock at a price of $9.00 per share, net in cash to the seller.

        The tender offer is expected to commence on January 24, 2002, and expire at midnight, Eastern Time, on February 22, 2002, unless extended.

        The tender offer will be subject to various terms and conditions described in the Offer to Purchase and Letter of Transmittal to be distributed to shareholders upon commencement of the tender offer. The Company expects to use borrowings under its existing loan credit facility with Fleet National Bank to purchase the shares.

        There are approximately 5,852,572 shares of common stock outstanding, of which approximately 69.0 percent currently are owned by David H. Rotter, the President of the Company, and Bernard J. Rotter, the Chairman of the Board, Vice President and Treasurer of the Company, and certain of their respective family members. All of the Rotter family members have indicated they will not tender their shares in the offer.

        Following completion of the tender offer, the Company intends to delist its common stock from quotation on AMEX and terminate the registration of its common stock under the Securities Exchange Act of 1934, as amended, thus causing the Company to become a private company. The purpose of the tender offer is to provide shareholders with liquidity for their shares prior to delisting and deregistration.

        Documentation for the tender offer, including the Offer to Purchase and Letter of Transmittal, will be mailed to all shareholders upon commencement of the tender offer. Shareholders can call MacKenzie Partners, the information agent for the offer, at 1-800-322-2885 to request the tender documents once they become available or with questions about the tender process.

        Shareholders of the Company should read the Tender Offer Statement on Schedule TO once it is filed with the Securities and Exchange Commission, as it will contain important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents for free at the Securities and Exchange Commission's website at www.sec.gov.

        On January 18, 2002, the closing price of the Company's common stock on AMEX was $7.75.

        The Rottlund Company is engaged in the design, construction, marketing and sale of detached single-family homes and attached townhomes and villas. The Company has operations in the metropolitan areas of Minneapolis/St. Paul, Minnesota, Des Moines, Iowa, and Tampa, Florida.

        As a cautionary note to investors, certain matters discussed in this press release may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such matters involve risks and uncertainties, including changes in economic conditions and interest rates, increases in raw material and labor costs, weather conditions, and general competitive factors, which may cause actual results to differ materially.

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THE ROTTLUND COMPANY, INC. ANNOUNCES SELF-TENDER OFFER